# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adams Street Credit Solutions Fund, CIK 0001772918
CUSIP: 000000000
Title of class of securities: Class I Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: One North Wacker Drive, Suite 2700, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002137923

## Reporting persons
- Adams Street Partners, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,459,141.62; shared voting power 0; sole dispositive power 2,459,141.62; shared dispositive power 0; aggregate amount beneficially owned 2,459,141.62 (80.17% of the class)
  Comment: The percentage in Row 11 is calculated based on 3,067,396.61 Class I common shares of beneficial interest, par value $0.01 per share ("Shares"), outstanding as of June 30, 2026, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: Adams Street Credit Solutions Fund
Address of issuer's principal executive offices: One North Wacker Drive, Suite 2700, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: Adams Street Partners, L.P.
Address of principal business office or, if none, residence:
One North Wacker Drive, Suite 2700
Chicago, IL 60606
Citizenship: See responses to Row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Row 9 on the cover page.
Percent of class: See responses to Row 11 on the cover page.
Sole power to vote or to direct the vote: See responses to Row 5 on the cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on the cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on the cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Adams Street Partners, L.P.: By: ADAMS STREET PARTNERS, LLC, its General Partner, By: /s/ Eric R. Mansell, Eric R. Mansell, Vice President (08/14/2026)